SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Notice to Shareholders

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

OPEN CAPITAL COMPANY

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS ("Company") reports that it received, on March 14th, 2017, request from minority shareholders FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA and BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES, both administered by BANCO CLÁSSICO S.A., holders of common shares, GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES, represented by its manager GF GESTÃO DE RECURSOS LTDA and JABURÁ E OUTROS FUNDOS DE INVESTIMENTO, represented by its administrator BANCO FATOR S.A., holders of common and preferred shares of this Company, collectively referred as "Shareholders", under the term of CVM Instruction no. 481/09 and 561/15 and Office_Letter/CVM/SEP/no. 01/2017, information regarding candidates nominated to a position in the Board of Directors and Fiscal Council, whose election shall take place in the Annual General Meeting – “57th AGM” to be held on April 28th, 2017.

The candidates nominated by the Shareholders, who shall compete for a position in the Company's Board of Directors, are Mr. José Pais Rangel, in separate election by non-controlling shareholders holding common shares of the Company, and Mr. Aloísio Macario Ferreira de Souza, in separate election by non-controlling shareholders holding preferred shares of the Company, whose information can be found in the attached annex.

The candidates nominated by the Shareholders, who shall compete for a position in the Company's Fiscal Council, are Ms. Patrícia Valente Stierli, in separate election by non-controlling shareholders holding preferred shares of the Company, and Mr. Ronaldo Dias, in separate election by non-controlling shareholders holding common shares of the Company, whose information can be found in the attached annex, complying with the quorum required for elections in each class of shares.

We report that, under the terms of Federal Law 13,303 of June 30th, 2016 ("State-Owned Companies Act"), regulated by Decree 8,945, of December 27th, 2016, all nominations received, regarding candidates to positions in the Board of Directors and/or Fiscal Council of Eletrobras, were approved by its Internal Transitory Eligibility Committee (“CITE”), responsible for checking, for each candidate, the compliance with such eligibility requirements listed in article 17 of the State-Owned Companies Act and articles 28 to 30 of Decree 8.945/16.

Finally, we inform that, in compliance with Art. 21-L d of CVM Instruction 561/2015, the abovementioned candidates will be included on Distance Ballot Paper related to the 57th AGM of the Company.

Rio de Janeiro, March 20, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

Rio de Janeiro, March 14, 2017.

FOR
CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS
CNPJ 00.001.180/0001-78

A / C Mr. ARMANDO CASADO DE ARAÚJO - Executive Director of Finance and Investor Relations
A / C Mr. JOSÉ LUIZ ALQUÉRES - Chairman of the Board of Directors

Ref: AGM of 2017 - Publication of Notice to Shareholders - Indication for Election of Members of the Board of Directors and Fiscal Council.

FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA ("FIA Dinâmica"), headquartered in the city and state of Rio de Janeiro, at Avenida Presidente Vargas 453, 13th floor, enrolled with CNPJ/MF sob o nº 08.196.003/0001-54 and **BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES** ("Banclass"), headquartered in the city and state of Rio de Janeiro, at Avenida Presidente Vargas 453, 13th floor, enrolled with CNPJ/MF sob o nº 10.765.399/0001-55, Both of which are managed by **BANCO CLÁSSICO S.A.**, ("Banco Clássico") headquartered in the city and state of Rio de Janeiro, at Avenida Presidente Vargas 453, 13th floor, enrolled with CNPJ / MF under nº 31.597.552/0001-52, holder of common shares , and **GERAÇÃO FUTURO L. PAR INVESTMENT FUND IN SHARES**, registered with CNPJ / MF under 08.935.128 / 0001-59, herein represented by its manager **GF GESTÃO DE RECURSOS LTDA.** ("GF Gestão"), registered with the CNPJ / MF under No. 09.630.188 / 0001-26, with its registered office in the City of Rio de Janeiro, State of Rio de Janeiro, at Praça XV de Novembro, nº 20, Group 1201B, Center, and **JABURÁ INVESTMENT FUND IN SHARES**, registered with CNPJ / MF under No. 07.670.184/0001-46, herein represented by its manager **BANCO FATOR S. A.**, registered with CNPJ / MF under No. 33.644.196/0001-06, with its registered office in the City of São Paulo, at Rua Doutor Renato Paes de Barros, 1017 / 11 e 12 andares – Itaim Bibi, holder of ordinary and/or preferred shares individually and jointly by shareholders with voting rights in this company, individually and jointly by shareholders with voting rights in this company, hereby present, in order to comply with the terms of the **CTA-DF 0858/2017**, from 3/14/2017, the nomination of candidates to the Board of Directors and Fiscal Council of the Company, as described below, pursuant to CVM Instruction Nº 481/09 and Official CVM / SEP nº 01/2017, as follows:

1. As a **candidate for the Board of Directors**, in accordance with **Item I Paragraph 4º of Article 141 of Law 6.404 / 1976**, where the voting shareholders are holders of common and preferred shares, **JOSÉ PAIS RANGEL;**

2. As a **candidate for the Board of Directors**, in accordance with **Item II Paragraph 4o of Article 141 of Law 6.404 / 1976**, where the voting shareholders are holders of preferred shares, **ALOISIO MACARIO FERREIRA DE SOUZA;**

11

3. For **candidate to the Audit Committee** by **Item "a" of Paragraph 4 of Article 161 of Law 6.404 / 1976**, where shareholders voting in preferred shares, **PATRICIA VALENTE STIERLI;**

4. For **candidate to the Audit Committee** by **Item "a" of Paragraph 4 of Article 161 of Law 6.404 / 1976**, where shareholders voting in common shares, **RONALDO DIAS;**

It should be emphasized that this purpose is to enable Brazilian and international investors to exercise their voting rights properly. Therefore, it is necessary for the company to immediately disclose the Notice issued by the Brazilian Securities and Exchange Commission ("CVM"), thus giving the same publicity to the nominations of the candidates proposed by the controlling shareholder or by the management itself. In the same way, please note in particular the importance of communicating such applications to representatives of non-resident investors in the English language of this application.

All communications regarding this document may be made in writing and delivered, by electronic mail (E-mail) or by correspondence, with proof of receipt, to the addresses indicated below.

Rua Marquês de Paranaguá, 348, 8º andar. CEP 01303-050
Tel: (11) 3156-2340. Fax: (11) 31562344
At.: Dr. Daniel Alves Ferreira Cel (11) 999749155.
E-mail: daferreira@mpmae.adv.br

Best regards,

FUNDO DE INVESTIMENTO EM AÇÕES DINÂMICA ENERGIA
BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES
BANCO CLÁSSICO S.A.
JOÃO H. B. GASPARINO DA SILVA
ADVOGADO
OAB/SE 32.944

GERAÇÃO FUTURO UPAR FIA
GF GESTÃO DE RECURSOS S.A.
JOÃO H. B. GASPARINO DA SILVA
ADVOGADO
OAB/SE 32.944

FUNDO DE INVESTIMENTO JABURÁ AÇÕES
BANCO FATOR S/A.
JOÃO H. B. GASPARINO DA SILVA
ADVOGADO
OAB/SE 32.944

12

ATTACHMENT I – BOARD OF DIRECTORS

~~I—BOARD OF DIRECTORS~~

1. HOLDER ON ELECTION SEPARATELY BY ACTIONS COMMON AND PREFERRED SHARES – ITEM I § 4º ARTICLE 141 LSA: **JOSÉ PAIS RANGEL,**

Brazilian, lawyer, with solid career in public companies, exercised the Central Bank of Brazil - BACEN the following functions: Capital Market Inspector, Supervisor Supervision of Capital Markets, Regional Head of Market Surveillance capital, Head of the Department of Public Debt, Market Operations Manager, Project Coordinator and deployer of the SELIC system in the Brazilian financial market, Founder and Member of the Board of Trustees of CENTRUS - Private Pension Central Bank Foundation, Coordinator of the Privatization Program of companies controlled by the Central Bank of Brazil, Chairman of the Board of Directors of Companhia America Fabril, member of the Board of Directors of the company fabrics Dona Isabel Plant, Advisor to the President of the Republic - SEPLAN / Special Committee on Privatization, President of the Companhia Nacional de Tecidos Nova America, Liquidator of the following state enterprises: Digibras (Empresa Digital Brasileira S.A.) - Digidata (Electronic S.A.) - PROEL (Process Electronics Ltda.).

Currently holds the positions of: Vice President of Banco Clássico SA, Member of the Board of Directors of Centrais Eletricas Brasileiras S.A. – ELETROBRAS, Member of the Board of Directors of Companhia Distribuidora de Gas of Rio de Janeiro - CEG, Member of the Board of Directors of Tractebel Energia S.A., member of the Board of Directors of Kepler Weber S.A. and Member of the Board of Directors of Companhia Energetica de Minas Gerais - CEMIG (public companies). Investment Funds Manager accredited by CVM.

2. HOLDER ON ELECTION SEPARATELY BY ACTIONS PREFERRED SHARES – ITEM II § 4º ARTICLE 141 LSA: **ALOISIO MACARIO FERREIRA DE SOUZA,**

Summaty of Qualifications	Specialist in Corporate Governance; Financial and Capital Market; Companies Turn Around; Private Pension Plans. Certified by IBGC – Brazilian Institute of Corporate Governance for Board of Directors; Audit Committee and Supervisory Board, with a history of acting in several public companies.
Academic Background	Postgraduations - 2004-2005 - MBA in Private Pension Plans – Ideas / Coppe/UFRJ - 2002-2003 - MBA in Advanced Modeling of Pricing and Valuation of Companies – CEFET-RJ - 1992 - MBA in Commercial and Investment Banking – Citibank University (EUA) Graduation - 1980-1984 Accouting – UnB
Languages	Portuguese – fluent

13

English - fluent

Spanish – fluent

Professional Background

oct/2014 – sep/2015 – USIMINAS – Usinas Siderúrgicas de Minas Gerais S/A

Vice-President of Human Resources and Organizational Development

- Responsible for Administrative and IT Areas
- Leader of a 260 people team directly and a total of 12.000 emplyees jun/1999 – aug/2011 - PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil

Executive Manager at Corporate Governance and Minority Shareholdings

- Leader of a team of 12 people
- Manager of a US$ 20 billion portfolio of 28 brazilian public companies
- Responsible for the selection, indication and control of more than 100 elected board of directors, audit committee and supervisory council members of invested companies.
- Negociation of shareholders agreements
- Participation in Corporate restructuring and turn around processes sep/1995 – mai/1999 – BB-DTVM S.A.

Manager at the Assets Analysis and Valuation Division

- Manager of a team of 26 people
- Advisory to fund managers responsible for investments of more than US$ 50 billions
- Macroeconomic and Sectorial Analysis to advise Banco do Brasil Group operations in the Brazilian Capital Market
- Companies Valuation

Since apr/2016 – ELETROBRAS – Centrais Elétricas Brasileiras S. A

- **Audit Committee and Supervisory Board Member**

Since apr/2016 – CEMIG and its subsidiaries: CEMIG D and CEMIG GT

14

- **Board of Directors Member – substitue**
- **Human Resources Committee Member**

Main Mandates in Boards and Committees

Since mar/2011 – GUARANI S. A.

- **Supervisory Board Member**

apr/2012 – apr/2016 - IBGC – Brazilian Institute of Corporate Governance – Rio de Janeiro Unit

- Coordinator

apr/2010 – apr/2014 - Usiminas S. A.

- Board Of Directors Member
- Human Resources Committee Member
- Audit Committee Member

sep/2011 – apr/2013 – Cultura Inglesa S. A.

- Supervisory Board Member

apr/2006 – apr/2010 - AMBEV – Cia. De Bebidas das Américas

- Audit Committee and Supervisory Board Member

mai/2004 – apr/2006 – Rio Grande Energia – RGE

- Board of Directors Member
- Human Resources Committee Member

apr/2003 – apr/2006 – CPFL Energia e its subsidiaries: CPFL Geração, CPFL Paulista e CPFL Piratininga

- Board of Directors Member
- Human Resources Committee Member
- Corporate Governance Committee Member

apr/2002 – apr/2003 – Brasil Telecom Participações S.A.

- Board of Directors Member – substitute, with Constant acting

15

mai/2001 - apr/2003 – INEPAR Ind. e Construções S. A.

- Board of Directors Member

apr/2000 – apr/2001 – CELPE - Cia. Energética de Pernambuco

- Board of Directors Member - substitute

apr/2000 – apr/2001 – COSERN - Cia. Energética do Rio Grande do Norte

- Board of Directors Member - substitute

ATTACHMENT II. FISCAL COUNCIL

1. HOLDER IN ELECTION SEPARATELY BY PREFERRED SHARES - letter "A" of § 4 of Article 161 of Law 6,404 / 1976: **PATRICIA VALENTE STIERLI,**

Professional Qualifications

- Alternate Member of de Fiscal Council of ELETROBRAS since April 2016.

- Board Member (Conselho Fiscal) Bardella S.A Indústrias Mecânicas S.A since April 2015.
- Board Member Pettenati S.A Indústria Têxtil S.A October 2015-2016.
- Director Banco Fator S.A. January 2014- July 2015.
- Director Far -Fator Administração de Recursos Ltda. February 2010 January 2015, as head of Asset Management.
- Financial Vice President Sadefem Equipamentos e Montagem S.A January 2005 -February 2008.
- Controller Rede Zacharias de Pneus S. June 2000 / January 2005.

Education

- Graduated in Business Administration EAESP Fundação Getulio Vargas 1978.
- MBA in Finance EAESP Fundação Getulio Vargas 1984.
- Controller Course EAESP Fundação Getulio Vargas (GVPEC) 2000.
- Board Member Certification IBGC 2015 e 2016 (Conselheiro Fiscal e Administração).
- Certificate as Portfolio Manager by CVM, Banco Central and ANBIMA.
- Executive Education Program Curso sobre Governança Corporativa IBGC March/June 2014.
- Executive EducationProgram Pension Funds and Money Management The Wharton School of The University of Pensylvania 1995.

16

2. HOLDER IN ELECTION SEPARATELY BY COMMON SHARES - letter "A" of § 4 of Article 161 of Law 6,404 / 1976: **RONALDO DIAS,**

Accountant and Legal Expert, was an official of the Central Bank of Brazil - 1980 to 1998 - where he held the following functions: Auditor - Audit Inspector in the National Financial System, Inspection Coordinator in the National Financial System and Supervisor Substitute Supervision in the financial system. The Banco Clássico S.A. was Ombudsperson - 2007/2013, Internal Auditor - 2013/2015 and Administrative Manager Dynamic Energy Fund - 2014/2015.

He is currently Director of Banco Clássico SA, Member of de Fiscal Council of Centrais Eletricas Brasileiras S.A. – ELETROBRAS, Alternate Member of the Supervisory Board of CEG and Member of the Fiscal Council of Centrais Energéticas de Minas Gerais - CEMIG (public companies).

17

Centrais Elétricas Brasileiras S.A. - ELETROBRAS

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado ao Conselho de Administração:

12.5 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
José Pais Rangel	09/09/1940	76	Advogado
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
239.775.667-68	Conselho de Administração	28/04/2017	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
AGO 2017	Membro dos Comitês de Gestão, de Estratégia, e de Temas Emergenciais; todos não estatutários	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim			

Experiência Profissional

José Pais Rangel, brasileiro, Advogado, com sólida carreira em empresas de capital aberto, exerceu no Banco Central do Brasil – BACEN as seguintes funções: Inspetor de Mercado de Capitais, Supervisor de Fiscalização do Mercado de Capitais, Chefe Regional da Fiscalização do Mercado de Capitais, Chefe do Departamento da Dívida Pública, Gerente de Operações de Mercado, Coordenador do Projeto e implantador do Sistema SELIC no Mercado Financeiro Brasileiro, Fundador e Membro do Conselho de Curadores da CENTRUS – Fundação Banco Central de Previdência Privada, Coordenador do Programa de Desestatização de empresas controladas pelo Banco Central do Brasil, Presidente do Conselho de Administração da Cia. América Fabril, membro do Conselho de Administração da Cia. Fábrica de Tecidos Dona Isabel, Assessor da Presidência da República – SEPLAN / Comissão Especial de Desestatização, Presidente da Cia. Nacional de Tecidos Nova América, Liquidante das seguintes empresas estatais: DIGIBRÁS (Empresa Digital Brasileira S.A.) – DIGIDATA (Eletrônica S.A.) – PROEL (Processos Eletrônicos Ltda.). Atualmente exerce os cargos de: Diretor Vice-Presidente do Banco Clássico S.A., Membro Titular do Conselho de Administração da Companhia Distribuidora de Gás do Rio de Janeiro – CEG, Membro Titular do Conselho de Administração da Tractebel Energia S.A., Membro Titular do Conselho de Administração da Kepler Weber S.A. e Membro Titular do Conselho de Administração da Cia. Energética de Minas Gerais – CEMIG (empresas de capital aberto). É Gestor de Fundos de Investimento, credenciado pela CVM.

Declaração de Eventuais Condenações

José Pais Rangel, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
José Pais Rangel	100%

12.7 Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

A companhia não tem comitês estatutários ou não estatutários de auditoria, de risco, financeiro e de remuneração.

12.8 Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não aplicável, dado que, atualmente, a Companhia não tem comitê instalado.

12.9. Informação sobre existência de relação conjugal, união estável ou parentesco até o terceiro grau entre:

a. administradores da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados entre si.

b. (i) administradores da Companhia e (ii) administradores de controladas, diretas ou indiretas, da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os administradores e os conselheiros de administração de sociedades controladas, direta ou indiretamente, pela Companhia.

c. (i) administradores da Companhia ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os controladores da Companhia.

d. (i) administradores da Companhia e (ii) administradores das sociedades controladoras diretas e indiretas da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os administradores e os conselheiros de administração de sociedades controladoras, diretas ou indiretas, da Companhia.

12.10. Informação sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores da Companhia

Centrais Elétricas Brasileiras S/A - ELETROBRAS
ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado ao Conselho Administração

12.5 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Aloisio Macário Ferreira de Souza	10/04/1960	56 anos	aposentado
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
540.678.557-53	Conselheiro de Administração	28/04/2017	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
AGO 2017	Conselheiro Fiscal e Membro do Comitê de Auditoria	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim		-	

Experiência Profissional
Aloisio Macário Ferreira de Souza é Bacharel em Ciências Contábeis. Possui MBA em Gestão de Bancos Comerciais e de Investimento pela Universidade Corporativa do CITIBANK – EUA; MBA em Avaliação de Empresas – FUNCEFET; e MBA em Previdência Complementar – Coppe/UFRJ. Conselheiro Fiscal e de Administração Certificado pelo IBGC – Instituto Brasileiro de Governança Corporativa. Foi Vice-Presidente de Recursos Humanos e Tecnologia da Informação da USIMINAS; Coordenador do Capítulo Rio do IBGC; Gerente de Governança Corporativa E Participações Minoritárias da PREVI; Gerente de Divisão de Análise da BB-DTVM e Assessor na Área Internacional do BANCO DO BRASIL. Atualmente é Conselheiro de Administração Suplente na CEMIG e Conselheiro Fiscal na ELETROBRAS e na GUARANI. Foi Conselheiro de Administração da USIMINAS, da RGE, da CPFL Energia, da Brasil Telecom Participações, dentre outras. Também foi Conselheiro Fiscal da CELESC, da Cultura Inglesa, da AMBEV, dentre outras.
Declaração de Eventuais Condenações
Aloisio Macário Ferreira de Souza, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Aloisio Macário Ferreira de Souza	-

CENTRAIS ELET BRAS S.A. - ELETROBRAS

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado ao Conselho Fiscal

12.5 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Patrícia Valente Stierli	19/05/1956	60	Administradora
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
010.551.368-78	Conselheira Fiscal	28/04/2017	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
AGO 2017	Não se aplica	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim			

Experiência Profissional

Patricia Valente Stierli, Administradora com Pós-Graduação em Administração, com treze anos de experiência no Banco Fator S.A., atuando na área de gestão de recursos de terceiros, atuando na gestão e desenvolvimento de produtos como fundos de renda fixa, multimercado e renda variável, destinados a clientes institucionais e de varejo. Gestora dos fundos Sinergia, focados em destravar valor através de trabalho intenso de governança corporativa, inclusive indicando membros para o Conselho de Administração e Conselho Fiscal das empresas investidas. Oito anos de experiência como Diretora Administrativa Financeira, responsável pelas áreas de contabilidade, fiscal, orçamento, tesouraria e recursos humanos. Experiência na estruturação de operações financeiras com direitos creditórios, emissão de debêntures, abertura de capital e fusões e aquisições. Habilidade na liderança de equipes e foco em resultado e governança corporativa. Fluente em inglês. Nacionalidades Brasileira/Suiça. Representante da Área de Administração de Recursos do Banco Fator junto ao Banco Central do Brasil e Comissão de Valores Mobiliários até julho 2015. Membro do Comitê de Ações da ANBIMA até julho 2015. Membro do Conselho Fiscal da Bardella S.A Indústrias Mecânicas (eleita em abril 2015). Conselheira Fiscal Certificada pelo IBGC, desde outubro 2015. Membro do Conselho de Administração da Pettenati S.A. Indústria Têxtil (eleita em outubro 2015).

Declaração de Eventuais Condenações

Patrícia Valente Stierli, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Patricia Valente Stierli	

12.7 Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

A companhia não tem comitês estatutários ou não estatutários de auditoria, de risco, financeiro e de remuneração.

12.8 Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não aplicável, dado que, atualmente, a Companhia não tem comitê instalado.

12.9. Informação sobre existência de relação conjugal, união estável ou parentesco até o terceiro grau entre:

a. administradores da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados entre si.

b. (i) administradores da Companhia e (ii) administradores de controladas, diretas ou indiretas, da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados e os administradores e os conselheiros fiscais de sociedades controladas, direta ou indiretamente, pela Companhia.

c. (i) administradores da Companhia ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados e os controladores da Companhia.

d. (i) administradores da Companhia e (ii) administradores das sociedades controladoras diretas e indiretas da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados e os administradores e os conselheiros fiscais de sociedades controladoras, diretas ou indiretas, da Companhia.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato Indicado ao Conselho Fiscal

12.5 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Ronaldo Dias	09/12/1946	70	Contador
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
221.285.307-68	Conselheiro Fiscal	28/04/2017	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
AGO 2017	Membro do Comitê de Auditoria	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim			

Experiência Profissional

Ronaldo Dias, brasileiro, Contador e Perito Judicial, foi funcionário do Banco Central do Brasil – de 1980 a 1998 –, onde exerceu as seguintes funções: Auditor – Inspetor de Fiscalização no Sistema Financeiro Nacional, Coordenador de Fiscalização no Sistema Financeiro Nacional e Supervisor Substituto de Fiscalização no Sistema Financeiro Nacional. No Banco Clássico S.A. foi Ouvidor – 2007/2013, Auditor Interno – 2013/2015 e Gerente Administrativo do Fundo Dinâmica Energia – 2014/2015. Atualmente é Diretor do Banco Clássico S.A., Membro Suplente do Conselho Fiscal da CEG e Membro Titular do Conselho Fiscal da CEMIG (empresas de capital aberto).

Declaração de Eventuais Condenações

Ronaldo Dias, não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Ronaldo Dias	100%

12.7 Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

O candidato atualmente é Conselheiro Fiscal, que também exerce a função de Comitê de Auditoria perante a SEC – Securities and Exchange Comission.

12.8 Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Atuação ativa, com 100% de presença no Comitê de Auditoria.

12.9. Informação sobre existência de relação conjugal, união estável ou parentesco até o terceiro grau entre:

a. administradores da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados entre si.

b. (i) administradores da Companhia e (ii) administradores de controladas, diretas ou indiretas, da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados e os administradores e os conselheiros fiscais de sociedades controladas, direta ou indiretamente, pela Companhia.

c. (i) administradores da Companhia ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados e os controladores da Companhia.

d. (i) administradores da Companhia e (ii) administradores das sociedades controladoras diretas e indiretas da Companhia

Não há relação de parentesco entre os conselheiros fiscais indicados e os administradores e os conselheiros fiscais de sociedades controladoras, diretas ou indiretas, da Companhia.

12.10. Informação sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores da Companhia

a. sociedade controlada, direta ou indiretamente, pela Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro fiscal indicado (que não os referentes ao exercício das atribuições de seus respectivos cargos na Companhia), a Companhia e os controladores da Companhia.

b. controlador direto ou indireto da Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro fiscal indicado (que não os referentes ao exercício

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.